SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          (Amendment No. __________ )*


                               FRESH CHOICE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE 0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   358032100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         CC LEE C/O SY, LEE & CHEN, LLP
                               362 W. CARVEY AVE.
                   MONTEREY PARK, CA 91754, TEL: 626-288-7202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    6-23-2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358032100                    13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Yong Ping Duan & Xin Liu

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     $1,584,500 PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CHINA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,043,000 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    N/A
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         N/A

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    N/A

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,043,000 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.45%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 358032100                   13D


________________________________________________________________________________
Item 1.  Security and Issuer.

          Fresh Choice, Inc.
          Common Stock, Par Value 0.001 Per Share

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Yong Ping Duan & Xin Liu

     (b)  c/o Sy Lee & Chen LLC, 362 W. Garvey Ave., Monterey Park, CA  91754

     (c) Investor, c/o T D Waterhouse, 201 W. Garvey Ave., #105, Monterey Park, CA 91754

     (d)  NO

     (e)  NO

     (f)  CHINA

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Personal Savings, $1,584,500

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a) Personal Investment

     (b)

     (c)

     (d)

     (e)

     (f)

     (g)

     (h)

     (i)

     (j)

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)  17.45%

     (b)  1,043,000 SH

     (c)  N/A

     (d)  N/A

     (e)  N/A

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         NONE

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         NONE

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        June 30, 2003
                                        ----------------------------------------
                                                         (Date)


                                        /s/ Yong Ping Duan
                                        ----------------------------------------
                                                       (Signature)


                                        Yong Ping Duan
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).